April 1, 2021

VIA EDGAR

Jay Ingram

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	UTIME Limited
Registration Statement on Form F-1
Initially filed March 18, 2020, as amended
File No. 333-237260

Dear Mr. Ingram:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Boustead Securities, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time, on Monday, April 5, 2021 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	CEO
Acting on behalf of themselves and as the representative of the several underwriters.